SVRN Receives Expected Nasdaq Delisting Determination; Will Request Hearing and Extended Stay as SEC Accounting Consultation Proceeds

Shares remain listed and trading on Nasdaq; the Company has submitted a pre-filing consultation to the SEC’s Office of the Chief Accountant on the classification of certain instruments in connection with its 2025 Annual Report

NEW YORK, Friday October 30th, 2026 /PRNewswire/ -- SVRN, Inc. (NASDAQ: SVRN) (“SVRN” or the “Company”), formerly OceanPal Inc., today announced that on October 30th, 2026 it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company did not meet the terms of the exception previously granted by Nasdaq staff because it had not filed its Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”) by October 27, 2026, and that, as a result, its securities are subject to delisting under Nasdaq Listing Rule 5250(c)(1).

Under Nasdaq rules, a hearing request in a filing delinquency matter stays the suspension of the Company’s securities for 15 days from the date of the request, unless the Panel grants a further stay. The Company plans to request a hearing on or before November 6, 2026, and will ask the Panel to extend that stay pending the conclusion of the Hearings process. There can be no assurance that the Panel will grant an extended stay or that the Company will ultimately maintain its Nasdaq listing.

The Company’s shares are expected to continue to trade on The Nasdaq Capital Market under the symbol “SVRN”, at least through the 15-day stay period and, if the Panel grants the extended stay, through the Panel’s decision process.

Consultation with the SEC’s Office of the Chief Accountant (“OCA”)

Under the oversight of its Audit Committee, the Company submitted on October 29, 2026 a pre-filing consultation on the classification of certain of its equity-linked instruments, including its Preferred Stock and certain of its outstanding warrants, which are relevant to completion of the 2025 Annual Report.

The Company elected to pursue a pre-filing consultation with the SEC staff to obtain its views on the Company’s proposed accounting treatment for 2025, which, other than the reclassification of the Series C and Series D Preferred Stock to temporary equity, is consistent with its presentation in the Company’s previously issued financial statements. SVRN is working with its technical advisors to complete the OCA process, and intends to file the 2025 Annual Report as promptly as practicable after the consultation concludes and within any period the Panel grants. The Company expects to reflect that reclassification as a revision of prior-period amounts in the 2025 Annual Report. However, if the Company receives an unfavorable outcome from this consultation process, it is possible that the Company will need to further revise or restate its previously issued financial statements for prior reporting periods. The timing of the OCA’s response is not within the Company’s control.

Interim report

The Company also expects that it will not meet the December 31, 2026 deadline under Nasdaq Listing Rule 5250(c)(2) for furnishing its interim financial information for the six months ended June 30, 2026, because completion of that report depends on resolution of the accounting treatment under consultation with the OCA.

Background and operations

As previously disclosed, on May 19, 2026, the Company received notice from Nasdaq that it was not in compliance with Listing Rule 5250(c)(1) because it had not filed the 2025 Annual Report. On August 24, 2026, Nasdaq staff granted the Company an exception through October 27, 2026.

The filing delay does not affect the Company’s operations, which continue across its validator and staking operations and its FastNEAR network infrastructure business.

The Company will continue to keep all stakeholders fully updated with material developments with the appropriate disclosures.

About SVRN

SVRN, Inc. (NASDAQ: SVRN) exists to keep individuals in control of their assets, their data, and the AI agents that act on their behalf. At the center of its work is NEAR Protocol, the open infrastructure for the agentic economy. SVRN’s strategy comprises actively managing a digital asset treasury anchored by NEAR, driving commercial adoption of NEAR’s products, and backing, building, and acquiring ventures that serve its mission. For more information, visit www.svrn.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will” and similar expressions identify forward-looking statements. These include statements about the Company’s intention to request a hearing before the Panel and an extended stay of any suspension or delisting; the timing and outcome of the Company’s consultation with the SEC’s Office of the Chief Accountant; the classification of certain of the Company’s equity-linked instruments and their effect on the Company’s financial statements; the timing of the filing of the 2025 Annual Report and the interim report for the six months ended June 30, 2026; and the Company’s ability to maintain its Nasdaq listing. These statements involve risks and uncertainties, many beyond the Company’s control, that could cause actual results to differ materially, including the views of the SEC staff and the Company’s auditors; the possibility that additional adjustments are identified; the Panel’s decision on the Company’s requests; the Company’s ability to meet future filing deadlines and other Nasdaq continued listing requirements; the effect of the filing delay on the market for the Company’s securities, its ability to raise capital and its relationships with investors and counterparties; potential litigation or regulatory inquiries; the market performance of NEAR; and other risks described in the Company’s filings with the SEC, available at www.sec.gov. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

Investor Contact

ir@svrn.net · +1 201-500-5266